Exhibit 99.1

Coliseum Capital Files Lawsuit Against Purple Innovation Non-Executive Directors to Ensure

Fair and Democratic Board Election

Asserts Purple’s Recently Issued Preferred Stock Violates Company’s Charter and

Directors’ Fiduciary Duties; Must be Declared Invalid and Unenforceable

Believes Actions Taken by Purple Special Committee are Desperate Attempt to

Disenfranchise Stockholders and Entrench Purple Board

Demonstrates Immediate Need for Board Change

Coliseum Capital’s Nominees Have Significant Experience Navigating Complex Situations

to Positively Transform Companies and Drive Long-Term Value Creation

ROWAYTON, Conn., – February 21, 2023 – Coliseum Capital Management, LLC (together with its managed funds and accounts, “Coliseum”), the largest stockholder of Purple Innovation, Inc. (NASDAQ: PRPL) (“Purple” or the “Company”) owning approximately 44% of the common stock, today filed a lawsuit in the Delaware Court of Chancery to invalidate Purple’s recently issued “Proportional Representation Preferred Linked Stock,” which Coliseum believes deprives Purple stockholders of a fair and democratic election of directors at the Company’s 2023 Annual Meeting.

The preferred stock – issued without the approval of Purple’s stockholders and in direct response to Coliseum’s nomination of directors to the Purple Board of Directors – violates the Company’s charter, fundamentally transforms the “one share, one vote” structure used to elect Company directors into a cumulative voting regime that prevents holders of a majority of the common stock from electing or removing the full board, and is a bad faith attempt by the Special Committee of Purple’s Board to entrench itself and thwart shareholder democracy. Specifically, the preferred stock issuance violates those provisions of the Company’s charter that limit the form of stock distributions to holders of the Company’s Class A shares to additional shares of Class A common stock.

Adam Gray, Managing Partner of Coliseum, said, “The Purple Special Committee’s brazen action – taken no more than 24 hours after Coliseum proposed five highly qualified candidates for election – demonstrates the lengths to which the incumbent non-executive directors will go to preserve their Board seats at the expense of stockholders. To seek such Board security amidst a contested election – and leveraging corporate machinations and stockholder resources to do so – is further evidence that Board change is warranted. While Coliseum has sought to work constructively with the Purple Board – consistent with the collaborative investment approach we have executed successfully for the past 15-plus years – we have been left with no choice but to take the extraordinary step of a proxy contest and filing litigation seeking to ensure the election of directors is conducted in a fair and democratic manner for the benefit of all Purple stockholders.”

In its lawsuit, Coliseum asks the court to declare, among other items, that:

•	The named non-executive director defendants breached their fiduciary duties;

•	Purple and the non-executive director defendants violated the Company’s charter;

•	The preferred stock issuance is invalid, unenforceable, and void; and

•	Coliseum’s nomination notice is valid.

Mr. Gray continued, “As a longstanding stockholder of Purple and a continued provider of much-needed capital to the Company throughout its time as a public company, Coliseum believes in Purple’s tremendous potential and the ability of Purple’s management team to steer the Company toward success. That said, we also strongly believe that Purple stockholders deserve a highly credentialed, nimbler, more engaged and aligned Board that will not only support management, but also protect and restore stockholder value.

“Coliseum’s nominees have the ownership mentality as well as right mix of operational, financial, and restructuring skill sets urgently needed to help management execute on its strategic priorities. If elected, they will bring the collaborative attitude and fresh perspectives required to reverse years of persistent underperformance and maximize value for all Purple stockholders.”

Additional information regarding Coliseum’s five highly qualified nominees, including its February 13th letter to stockholders, can be found here.

About Coliseum Capital Management, LLC

Founded in 2005, Coliseum Capital Management, LLC is a private investment firm that partners with institutional investors, family offices and endowments to invest with a long-term orientation in companies with strong upside potential, enhancing value by working collaboratively with boards and management teams.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Coliseum Capital Partners, L.P. (“CCP”), together with the other participants named herein (collectively, “Coliseum”), intends to file a proxy statement and accompanying universal proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of nominees for election to the Board of Directors (the “Board”) of Purple Innovation, Inc. (the “Company”) at the 2023 Annual Meeting of Stockholders of the Company to be held as may be determined by the Board (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).

COLISEUM STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING THE PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT ITS TOLL-FREE NUMBER 1 888 750 5834 OR VIA EMAIL AT INFO@INNISFREEMA.COM.

The participants in the proxy solicitation are anticipated to be Coliseum Capital Partners, L.P., Coliseum Capital, LLC (“Coliseum Capital”), Coliseum Capital Management, LLC (“CCM”), Seth “Hoby” Darling, Robert DeVincenzi, Adam Gray, R. Carter Pate, Erika Serow, Christopher Shackelton, Christopher Murphy and Chivonne Cassar.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the election of Coliseum’s nominees as directors of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other proxy materials when they are filed with the SEC.

Contacts:

Media

Amanda Shpiner/Mark Semer

Gasthalter & Co.

212.257.4170

Coliseum@gasthalter.com

Investors

Arthur B. Crozier/Gabrielle Wolf

Innisfree M&A Incorporated

212.750.5833